SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL to Commence Construction of Aircraft Maintenance Center

São Paulo , June 21, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil 's low-fare, low-cost airline, announced that it will commence the construction of its new Aircraft Maintenance Center in Confins ( Minas Gerais State ). Construction will begin in July 2005 and is expected to be completed by early 2006 at a cost of R$30.5 million.

GOL recently reformulated its plans for the Aircraft Maintenance Center project in order to support its fleet expansion, which will reach 70 aircraft in 2009. To better accommodate this growth, total investments previously announced have been increased, and funding for the building process should be granted by Brazilian development banks. The project reformulation will allow the maintenance of larger aircraft such as the Boeing 787, the painting of aircraft fuselage, and maintenance of planes from third parties. “This Center provides the necessary conditions to serve as an additional revenue source in the future,” said David Barioni , GOL's Technical Vice-President.

The new Center will offer state-of-the-art technology and the application of the most modern aircraft repair techniques. With a total area of 186,214 square feet, the Center is divided into three sections: Hangar 1, a 51,667 square foot area with a capacity for up to three aircraft; Hangar 2, a 21,528 square foot area with the capacity for one aircraft; and 113,021 square feet of administrative offices. The new Center will generate 250 jobs and result in over US$2 million in annual savings for the airline. Método Engenharia S.A, chosen in a bidding process, will be the engineering company responsible for the Center's construction.

GOL currently outsources its maintenance services. “The construction of a proprietary Maintenance Center will provide GOL with more flexibility and lower costs while maintaining the highest standards of quality as we continue to expand our fleet,” added Mr. Barioni .

In January 2005, GOL signed a letter of intent to build the Maintenance Center at the Tancredo Neves International Airport , located in the city of Confins ( Minas Gerais State ). This was done in conjunction with the Minas Gerais State government and with the support of Infraero (Brazilian Airport Infrastructure Company). GOL chose Confins because of its nearby Tancredo Neves International Airport which, with a superior infrastructure, is one of the best airports in Brazil .

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a singleclass of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL's brand recognition and customer satisfaction, allow GOL to have the best value proposition service in the market. GOL currently offers over 350 daily flights to 42 major business and travel destinations in Brazil and Argentina , with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

CONTACT: GOL Linhas Aéreas Inteligentes S.A

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)
or

Media - International:	Media - Brazil:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.